27 March 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 195,800 Reed Elsevier PLC ordinary shares at a price of 778.8918p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 69,200,714 ordinary shares in treasury, and has 1,192,823,685 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 11,715,800 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 113,300 Reed Elsevier NV ordinary shares at a price of €13.296 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,350,406 ordinary shares in treasury, and has 685,424,069 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 6,737,319 shares.